Exhibit 99.1

Sea Limited Announces Change of Venue for Annual General Meeting on September 22, 2023

Singapore, September 19, 2023 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced that its annual general meeting of shareholders (“AGM”) on September 22, 2023 will now be held at the Company’s office at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522. Other than the change of venue, all details in the Company’s previous announcement related to the AGM issued on August 31, 2023 remain unchanged.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

For more information, visit www.sea.com